UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
March 2, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 2, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Harmony appoints a general manager at Elandsrand
Johannesburg. Monday, 2 March 2009. Harmony Gold Mining Company Limited (Harmony) is pleased to announce the appointment of a new general manager, Theo Keyter, at its Elandsrand mine.
Keyter has 28 years experience in the mining industry, particularly in deep-level gold mining. His qualifications include a B-Tech in Mining, National Higher Diploma in Mining and a Mine Manager's Certificate of Competence. Keyter's career began in 1981 at the Saaiplaas Mine in the Freestate. During his career, Keyter held prominent managerial positions at more than six mining operations and he also gained extensive project knowledge on shaft deepening, mine construction and trackless development.
Harmony’s Chief Executive, Graham Briggs says, “Keyter’s commendable experience in the gold mining industry and his positive attitude will add further value and strength to our Elandsrand team.”
ends.
Issued by Harmony Gold
Mining Company Limited
2 March 2009
For more details contact:
Alwyn Pretorius
Chief Operating Officer
Elandsrand
on +27 (0)82 806 0872
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 922 4584
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

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